March 2013 Pricing Sheet dated March 28, 2013 relating to Preliminary Terms No. 690 dated March 21, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
S T R U C T U R E D I N V E S T M E N T S
Opportunities in U.S. and International Equities
Contingent Income Auto-Callable Securities due April 3, 2018
All Payments on the Securities Based on the Worst Performing of the S&P 500® Index, the EURO STOXX 50® Index, and the TOPIX Index®
PRICING TERMS – MARCH 28, 2013
Issuer:	Morgan Stanley
Underlying indices:	S&P 500® Index (the “SPX Index”), EURO STOXX 50® Index (the “SX5E Index”), and TOPIX Index® (the “TPX Index”)
Aggregate principal amount:	$2,991,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security (see “Commissions and issue price” below)
Pricing date:	March 28, 2013
Original issue date:	April 3, 2013
Maturity date:	April 3, 2018
Early redemption:
The securities are not subject to automatic early redemption until the first anniversary of the original issue date.  Following this initial 1-year non-call period, if, on any redemption determination date, beginning on the third scheduled business day preceding April 3, 2014, the index closing value of each underlying index is greater than or equal to its respective initial index value, the securities will be automatically redeemed for an early redemption payment on the related early redemption date.
The securities will not be redeemed early on any early redemption date if the index closing value of any underlying index is below the respective initial index value for such underlying index on the related redemption determination date.

Early redemption payment:
The early redemption payment will be an amount equal to (i) the stated principal amount for each security you hold plus (ii) the contingent quarterly coupon with respect to the related observation date.

Redemption determination dates:
Quarterly, on the third scheduled business day preceding each scheduled early redemption date, beginning on the third scheduled business day preceding April 3, 2014, subject to postponement for non-index business days and certain market disruption events.

Early redemption dates:
Starting on April 3, 2014, quarterly, on the 3rd day of each January, April, July and October; provided that if any such day is not a business day, that early redemption payment will be made on the next succeeding business day and no adjustment will be made to any early redemption payment made on that succeeding business day

Contingent quarterly coupon:
A contingent coupon at a rate of 8.25% per annum will be paid on the securities on each coupon payment date but only if the closing values of each underlying index is at or above its respective coupon barrier level on the related observation date.
If, on any observation date, the closing value of any underlying index is less than the respective coupon barrier level for such underlying index, we will pay no coupon for the applicable quarterly period. It is possible that any or all underlying indices will remain below their respective coupon barrier levels for extended periods of time or even throughout the entire 5-year term of the securities so that you will receive few or no contingent quarterly coupons.

Coupon barrier level:
With respect to the SPX Index: 1,176.8925, which is 75% of its initial index value
With respect to the SX5E Index: 1,968.015, which is 75% of its initial index value
With respect to the TPX Index: 777.585, which is 75% of its initial index value

Payment at maturity:
If the final index value of each underlying index is greater than or equal to its respective downside threshold level: the stated principal amount, and, if the final index value of each underlying index is also greater than or equal to its respective coupon barrier level, the contingent quarterly coupon with respect to the final observation date
If the final index value of any underlying is less than its respective downside threshold level: (i) the stated principal amount multiplied by (ii) the index performance factor of the worst performing underlying index.  This amount will be less than 55% of the stated principal amount of the securities and could be zero.

Downside threshold level:
With respect to the SPX Index: 863.0545, which is 55% of its initial index value
With respect to the SX5E Index: 1,443.211, which is 55% of its initial index value
With respect to the TPX Index: 570.229, which is 55% of its initial index value

Terms continued on the following page
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.    See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and issue price:	Price to public	Agent’s commissions(1)	Proceeds to issuer
Per security	$1,000	$30	$970
Total	$2,991,000	$89,730	$2,901,270
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the agent, Morgan Stanley & Co. LLC a fixed sales commission of $30 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest.” In the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.  “Dow Jones EURO STOXX 50®” and “STOXX 50®” are registered trademarks of STOXX Limited and have been licensed for use by Morgan Stanley.  “TOPIX®” and “TOPIX Index®” are trademarks of the Tokyo Stock Exchange, Inc. and have been licensed for use by Morgan Stanley.  The securities are not sponsored, endorsed, sold or promoted by any of the foregoing index publishers, and the index publishers make no representation regarding the advisability of investing in the securities.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
You should read this document together with  the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.
Preliminary Terms No. 690 dated March 21, 2013
Product Supplement for Auto-Callable Securities dated October 19, 2012                   Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Contingent Income Auto-Callable Securities due April 3, 2018
All Payments on the Securities Based on the S&P 500® Index, the EURO STOXX 50® Index, and the TOPIX Index®

Terms continued from previous page:
Initial index value:
With respect to the SPX Index: 1,569.19, which is its index closing value on the pricing date
With respect to the SX5E Index: 2,624.02, which is its index closing value on the pricing date
With respect to the TPX Index: 1,036.78, which is its index closing value on the pricing date

Final index value:	With respect to each index, the respective index closing value on the final observation date
Worst performing underlying:	The underlying index with the largest percentage decrease from the respective initial index value to the respective final index value
Index performance factor:	Final index value divided by the initial index value
Coupon payment dates:
Quarterly, on the 3rd day of each January, April, July and October, beginning July 3, 2013; provided that if any such day is not a business day, that coupon payment will be made on the next succeeding business day and no adjustment will be made to any coupon payment made on that succeeding business day; provided further that the contingent quarterly coupon, if any, with respect to the final observation date shall be paid on the maturity date

Observation dates:
The third scheduled business day preceding each scheduled coupon payment date, beginning with the July 3, 2013 coupon payment date, subject to postponement for non-index business days and certain market disruption events

CUSIP / ISIN:	61761JEH8 / US61761JEH86
Listing:	The securities will not be listed on any securities exchange.